Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 18, 2019

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”) File Nos. 33-72424, 811-8194

Dear Ms. Dubey:

On behalf of the Registrant, set forth below is the Registrant’s response to additional comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 220 (“PEA 220”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 221 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on February 14, 2019, with respect to the Vulcan Value Partners Fund and the Vulcan Value Partners Small Cap Fund (each, a “Fund”).

In connection with this response letter, and on or before April 22, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 224 to the Registrant’s registration statement under the 1933 Act (“PEA 224”), which is expected to include (i) changes to PEA 220 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits. We note additionally that, aside from the aforementioned revisions reflected in PEA 224, the Registrant is also revising the minimum initial investment amount for both Funds from $10 million to $1 million.

Set forth in the numbered paragraphs below is the Staff’s oral comment provided April 16, 2019 to PEA 220, accompanied by the Registrant’s responses to the comment. Reference is also made herein to Staff comments for which responses were previously provided in a response letter dated April 15, 2019 and filed via EDGAR (the “First Response Letter”)

U.S. Securities and Exchange Commission

Division of Investment Management

April 18, 2019

Staff Comments:

Prospectus

1.	Staff Comment: In connection with the response to Staff Comment 14 in the First Response Letter, please revise the suggested disclosure (in particular the last sentence thereof) for consistency with the requirements of Rule 22c-1 under the Investment Company Act.

□ Registrant’s Response: Comment complied with. The Registrant has revised the sentence in question to read as follows: “In this case, your resubmitted purchase will be processed at the next NAV determined after we receive your resubmitted purchase order accompanied by good funds, not at the NAV available as of the date of the original request.”

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP